Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Company Update

Melbourne, Australia, 29 January 2016. The Directors of TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: PGL, OTC: PGLA) (the Company) are pleased to provide the following update for the interests of shareholders and the market.

1.	Re-listing approved

On 27 January 2016 the Company received formal correspondence from the ASX confirming approval for the reinstatement to quotation of the Company’s securities subject to compliance with standard relisting conditions.

The Company is confident that all the conditions and compliance requirements will be fulfilled by Monday, 1 February 2016. Accordingly, the Company is working towards a relisting date of Wednesday, 3 February 2016.

2.	Completion of TBG Acquisition

As all the conditions precedents in the Share Sale Agreement have now been satisfied (or waived as the case may be), the Company has today completed the acquisition of TBG Inc.

The Company has today issued 101,722,974 shares (Consideration Shares) to Medigen as consideration for the acquisition of TBG Inc. At the direction of ASX, the Consideration Shares are to be treated as restricted securities for a period of 24 months from the date of reinstatement to official quotation of the Company’s securities.

3.	Issue of securities under Offer

As advised on 11 December 2015, the Offer under the Prospectus closed on 9 December 2015 with the Company having received valid applications for a total of 60,579,000 new shares, which represents a total raising of $12,721,590. The Company has issued all shares to investors pursuant to the terms of the Offer.

An Appendix 3B relating to the issue of all securities under the Offer and in respect of the acquisition of TBG Inc has been filed with ASX today.

4.	Change to ASX Code

Effective from 2 February 2016 the new ASX Code will be TDL.

5.	Timetable

The Company advises of the following timetable:

Allotment of Consideration Shares	29 January 2016
Change to Company Name and ASX Code	1 February 2016
Completion of conditions to Listing	2 February 2016
Readmission of Company to ASX	3 February 2016

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.